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                                                                            2983


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 10549

                                  FORM 12b-25

                                                 Commission File Number 0-20444

                          NOTIFICATION OF LATE FILING

(Check One): /X/ Form 10-K      / / Form 11-K   / / Form 20-F    / / Form 10-Q

             / / Form N-SAR

For Period Ended:  December 31, 1996
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/ / Transition Report on Form 10-K      / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F      / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:
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        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates: Item 14 exhibits
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                         PART I. REGISTRANT INFORMATION

Full name of registrant  PLD Telekom Inc.
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Former name if applicable
                         Petersburg Long Distance Inc.
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Address of principal executive office (Street and number)

              c/o PLD Management Services Limited, 43 Dover Street
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City, State and Zip Code   London W1X 3RE ENGLAND
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                        PART II. RULE 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


The Company has filed all portions of its annual report on Form 10-K other than the exhibits required under Item 14 thereof. The exhibits accompanying the report are voluminous and include newly issued licenses requiring translation into English from the original Russian.

On February 28, 1997, the Company discontinued its existence in the Province of Ontario and continued as a Delaware corporation. Prior to February 28, 1997, the Company was a "foreign private issuer" as defined in Rule 405 of the Securities Act of 1933. Notwithstanding the fact that the Company is eligible to file an annual report for a foreign private issuer on Form 20-F for the fiscal year ended December 31, 1996 (which must be filed on or before 180 days after the close of the fiscal year), the Company has elected to file its annual report for fiscal year ended December 31, 1996 on Form 10-K. Since the continuance of the Company in Delaware was approved by the Company's shareholders on February 27, 1997 and consummated on February 28, 1997, the Company has had approximately one month to accelerate the preparation of its annual report. The Company could not further accelerate this process with respect to filing the exhibits without unreasonable effort and expense.

The exhibits will be filed by amendment to the annual report on Form 10-K not later than April 15, 1997.

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                           PART IV. OTHER INFORMATION


        (1) Name and telephone number of person to contact in regard to this notification

E. Clive Anderson, Esquire                      215              963-5219
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       (Name)                                (Area Code)     (Telephone number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).
                                                                 /X/ Yes  / / No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 / / Yes  /X/ No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                PLD Telekom Inc.
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                  (Name of registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 31, 1997              By   /s/ Simon Edwards
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                Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.